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                                                                 EXHIBIT (A)(1)


[LOGO] UNION TEXAS PETROLEUM


                                           1330 Post Oak Boulevard (77056)
                                           P.O. Box 2120
                                           Houston, Texas 77252-2120
                                           Telephone (713) 968-2752
                                           Facsimile (713) 968-2720

                                           JOHN WHITMIRE
                                           Chairman and Chief Executive Officer

                                                                    May 8, 1998

Dear Stockholder:

  On May 4, 1998, Union Texas Petroleum Holdings, Inc. (the "Company"), Atlantic Richfield Company ("ARCO") and VWK Acquisition Corp. (the "Purchaser"), a wholly-owned subsidiary of ARCO, entered into a merger agreement providing for the acquisition of all of the issued and outstanding shares of the Common Stock, par value $.05 per share, of the Company at $29.00 cash per share.

  The Purchaser has today commenced a cash tender offer for all outstanding shares of Common Stock at a price of $29.00 net per share. The tender offer is conditioned, among other things, upon a majority of the outstanding shares being validly tendered. The merger agreement provides that, following the tender offer, all shares of the Common Stock of the Company which are not acquired through the tender offer will be acquired through a merger at the same $29.00 cash price.

  At a meeting on May 3, 1998, your Board of Directors unanimously approved the tender and the merger and unanimously recommended that stockholders accept the offer. Enclosed for your consideration are copies of the tender offer materials and the Company's Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. These documents should be read carefully. In particular, I call your attention to Item 4 of the enclosed
Schedule 14D-9, which describes both the reasons for the Board's recommendation and certain additional factors that stockholders may wish to consider before taking action with respect to the offer.

  Your Board of Directors believes that the proposed acquisition of the Company by ARCO is fair and in the best interests of our stockholders. Each principal executive officer and director of the Company currently intends to tender their shares for purchase by ARCO (except for shares that are subject to certain restrictions) and, if a stockholder vote is required, to vote in favor of the merger.

                                          Sincerely,

                                          /s/ John L. Whitmire
                                          John L. Whitmire
                                          Chairman of the Board